15046150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65825~~ 8-65826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Portico Capital Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Lewis Street
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken George (603) 380-5435

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name - if individual, state last, first, middle name)

51 Locust Avenue, Suite 303	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/24

OATH OR AFFIRMATION

I, Richard Northrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Portico Capital Securities LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature and Title

Notary Public

Kathleen O'Sullivan
Notary Public-Connecticut
My Commission Expires
August 31, 2017

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

RICHARD R. S. NORTHROP
MANAGING PARTNER

PORTICO CAPITAL SECURITIES LLC
39 LEWIS STREET
GREENWICH, CT 06830

TEL: (203) 661-7702
FAX: (203) 983-3340
rick@porticocapital.com
www.porticocapital.com

PORTICO CAPITAL SECURITIES LLC

FINANCIAL STATEMENT

DECEMBER 31, 2014

PORTICO CAPITAL SECURITIES LLC

PORTICO CAPITAL SECURITIES LLC

FINANCIAL STATEMENT

DECEMBER 31, 2014

Portico Capital Securities, LLC
Index to Financial Statement
December 31, 2014

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:
Thomas F. Reynolds, CPA ◆ Frank A. Rowella, Jr., CPA ◆ Steven I. Risbridger, CPA ◆ Scott D. Crane, CPA ◆ Ben Maini, CPA ◆ Dan Harris, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Portico Capital Securities, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Portico Capital Securities, LLC (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Portico Capital Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 24, 2015

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

Portico Capital Securities, LLC
Statement of Financial Condition
As of December 31, 2014

Assets	
Cash and cash equivalents	$ 55,321
Investments, at fair value (cost $766,833)	14,007,604
Prepaid expenses	7,764
Total Assets	$ 14,070,689
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 13,506
Total Liabilities	13,506
Member's Equity	14,057,183
Total Liabilities and Member's Equity	$ 14,070,689

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Portico Capital Securities, LLC, (the "Company") a limited liability company, was formed in the State of Delaware on January 24, 2003 and will terminate on December 31, 2028. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is also a member of the Financial Industry Regulatory Authority (FINRA).

The Company's principal business activities include providing consulting advice in:
(i) corporate mergers and acquisitions, and (ii) corporate capital-raising.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Accounts Receivable

Accounts receivable are carried at original invoiced amounts less an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based upon historical experience and periodic evaluations of specific customer accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of amounts previously written off are recorded as income when received. There were no accounts receivable balances at December 31, 2014 and therefore no allowance was considered necessary.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member. Therefore, no provision or liability for income taxes has been included in the financial statement.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statement. The Company's 2011 through 2014 tax years are open for examination by federal, state and local tax authorities.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

2. Related Party Transactions

Portico Holdings, LLC ("PH") is the single member of the Company. In May 2003, the Company entered into an Administrative Services Agreement (the "Agreement") with PH. Under the terms of the Agreement, PH provides services and facilities to the Company and the Company compensates PH for providing such services and facilities. PH processes the payment of expenses, which includes, rent and utilities, salaries, telecommunications, professional fees and administrative assistance. No amounts were owed to PH at December 31, 2014.

3. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2014, the Company's net capital balance as defined by SEC Rule 15c3-1 was $41,815, which exceeded the minimum requirement of $5,000. At December 31, 2014, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.32 to 1.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers.

5. Investments and Fair Value Measurements

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 47,377	$ -	$ -	$ 47,377
Public company securities	14,007,604	-	-	14,007,604
Total	$ 14,054,981	$ -	$ -	$ 14,054,981

The Company's cash equivalents include money market funds which are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. Public company securities are classified within Level 1 of the fair value hierarchy because the quoted prices are publicly available in an active market.